Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Form S-4 File Number: 333-222662

Colleagues,

The first day of our combined business is quickly approaching. As you may know, the stockholders of McDermott and CB&I are scheduled to vote on the combination on May 2nd and we expect that the transaction will close shortly thereafter. That means Day One of our new organization would be only weeks away. As we continue the integration planning process, we wanted to highlight a few important topics.

We also wanted to reiterate what David Dickson said on Monday in his note regarding the unsolicited, non-binding proposal we received from Subsea 7. Everyone here at McDermott remains committed to completing our combination with CB&I. We understand that these kind of last-minute bids can be distracting, but want you to know that we are pushing ahead as planned and are counting on your continued focus and dedication to delivering for our customers as we work to complete this transformational combination.

Recognizing the Value of Our Combination

Over the past two weeks, three leading independent investor research firms, Institutional Shareholder Services (ISS), Glass Lewis and Egan-Jones, announced they agree with us about the strength of the McDermott-CB&I combination. This is important because many of our largest stockholders look to these firms for guidance and counsel on how to vote on transactions like ours.

In its report dated April 17, 2018, ISS states:

“The industrial logic of the deal is solid. The merger will help McDermott diversify geographically, adding exposure to the US market, and diversify the company’s client base. … The strategic rationale for the combination is sound, the valuation paid appears to be reasonable, offering upside potential to MDR shareholders, and management’s proven track record in turning around unprofitable projects suggests that execution should not be an issue.”

We are pleased that these firms recognize the significant value of our transformational combination and earlier this week ISS reaffirmed its recommendation following Subsea 7’s unsolicited bid.

Globally Integrated, Locally Focused

As we have previously announced, on Day One we would be organized by four Areas—North, Central & South America (NCSA); Europe, Africa, Russia & Caspian (EARC); Middle East & North Africa (MENA); and Asia Pacific (APAC). Each Area leader would be responsible for overseeing customer satisfaction, project delivery and profitability in their region. They would be supported by our global project delivery functions—including project management, engineering, supply chain, marine, fabrication, construction and QHSES—which would allocate the necessary resources for each project and customer.

The goal is for us to begin operating in this structure as soon as the transaction closes. Teams from project delivery and corporate functions have been meeting with the IMO to make sure that we are as ready as possible for the first day of our new company. Recently, representatives from the four Areas also joined the planning process.

Together, we are creating a new kind of company that can partner with our customers to provide integrated, end-to-end solutions—from the wellhead to the storage tank—that deliver the quality, efficiency and dependability needed to keep their businesses growing. I’m proud to say that we’re making excellent progress.

What Comes Next

Following the closing, we need to continue working together as we integrate our organizations, policies, procedures and systems. While we know that this process can be distracting and create uncertainty, we promise to keep you up to date as we continue to make progress and our new organization takes shape.

Thank you again for your continued support as the integration planning process moves forward. If you have any questions about integration planning, the combination of McDermott and CB&I or want to propose a future update topic, please send them to questions@mcdermott.com.

Best regards,

Tony and the IMO

Forward-Looking Statements

McDermott cautions that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, including after the proposed business combination with CB&I. These forward-looking statements include, among other things, statements about the expected timing for closing the combination, the benefits of the combination and post-combination integration. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the shareholder approvals necessary to complete the proposed combination on the anticipated timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the Securities and Exchange Commission, including their respective annual reports on Form 10-K for the year ended December 31, 2017. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. The Registration Statement was declared effective by the SEC on March 29, 2018. McDermott and CB&I have mailed the definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. In addition, McDermott and McDermott Technology, B.V. have filed a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and CB&I has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The solicitation and offer to purchase shares of CB&I’s common stock is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors are able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 22, 2018. Additional information regarding the persons who may be deemed participants and their interests is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.